EXECUTION VERSION

SHARE PURCHASE AND SALE AND SETTLEMENT AGREEMENT

dated as of 27 February 2009

among

INTEROIL CORPORATION

INTEROIL LNG HOLDINGS, INC.

MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH PNG LNG CORP.

PACIFIC LNG OPERATIONS LTD.

PNG LNG, INC.

LIQUID NIUGINI GAS LTD.

LIQUID NIUGINI AUSTRALIA PTY, LTD.

CONTENTS

THIS SHARE PURCHASE AND SALE AND SETTLEMENT AGREEMENT is made as of 27 February 2009

BETWEEN:

(1) **INTEROIL CORPORATION**, a Yukon Territory, Canada corporation ("**InterOil**");

(2) **INTEROIL LNG HOLDINGS, INC.**, a corporation organized under the laws of The Bahamas ("**IOC Holdings**");

(3) **MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED**, a corporation organized and existing under the laws of the State of Delaware ("**MLPFS**");

(4) **MERRILL LYNCH PNG LNG CORP.**, a company organized under the laws of the Cayman Islands ("**MLPLC**");

(5) **PACIFIC LNG OPERATIONS LTD.**, a corporation organized under the laws of the British Virgin Islands ("**PacLNG**");

(6) **PNG LNG, INC.**, a company organized under the laws of the Bahamas ("**PNG LNG**");

(7) **LIQUID NIUGINI GAS LTD.**, a company organized under the laws of PNG ("**Liquid Niugini**"); and

(8) **LIQUID NIUGINI AUSTRALIA PTY, LTD.**, a company organized under the laws of Australia ("**LNG Australia**"),

each sometimes referred to individually herein as a "**Party**" and sometimes referred to collectively herein as the "**Parties**."

WHEREAS:

(A) MLPLC has agreed to assign and transfer the MLPLC Shares to IOC Holdings and PacLNG (the "**MLPLC Transfer**");

(B) pursuant to the MLPLC Transfer, each of IOC Holdings and PacLNG will acquire 50% of MLPLC's current total interest in the MLPLC Shares;

(C) InterOil has agreed: (i) to pay MLPLC a total aggregate amount of $11,250,000, comprised of shares of common stock of InterOil agreed by the Parties hereto to be equal in value to $11,250,000; and (ii) to deposit cash in an amount of $1,000,000 into the Escrow Account pursuant to the terms of the Escrow Agreement;

(D) PacLNG has agreed to pay MLPLC a total aggregate amount of $11,250,000, comprised of shares of common stock of InterOil agreed by the Parties hereto to be equal in value to $10,250,000 and cash in an amount of $1,000,000;

(E) Each of IOC and PacLNG agrees to release ML from all current and future claims arising under or relating to the Shareholders' Agreement and certain other agreements;

(F) ML agrees to release each of IOC and PacLNG from all current and future claims arising under or relating to the Shareholders' Agreement and certain other agreements;

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Parties hereto agree as follows:

1. DEFINITIONS

Any capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Shareholders' Agreement. In addition, as used in this Agreement, the following terms shall have the following respective meanings:

"**Adjusted IOC New Shares Amount**" has the meaning given to that term in Section 3.2.

"**Adjustment Average Share Price**" has the meaning given to that term in Section 3.2.

"**Adjustment Calculation Date**" has the meaning given to that term in Section 3.2.

"**Adjustment Payment Date**" has the meaning given to that term in Section 3.2.

"**Affiliate**" of a party means any corporation or other business entity controlled by, controlling or under common control with such party. For this purpose "**control**" shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting interest in such corporation or other business entity.

"**Aggregate Buyout Price**" has the meaning given to that term in Section 3.3(d).

"**August Calculation Date**" has the meaning given to that term in Section 3.2(b).

"**Business Day**" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, are authorized or required by law to be closed.

"**Buyout Closing**" has the meaning given to that term in Section 3.3(b).

"**Buyout Closing Date**" has the meaning given to that term in Section 3.3(b).

"**Buyout Notice**" has the meaning given to that term in Section 3.3(b).

"**Buyout Right**" has the meaning given to that term in Section 3.3.

"**Canadian Registration Statement**" means the preliminary Canadian secondary base shelf prospectus in respect of the IOC New Shares filed by InterOil with the Ontario Securities Commission pursuant to Section 3.1(d) of this Agreement and the Registration Rights Agreement.

"**Closing**" has the meaning given to that term in Section 2.

"**Closing Date**" has the meaning given to that term in Section 2.

"**Competing Project**" has the meaning given to that term in Section 14.

"**Completion Average Share Price**" has the meaning given to that term in Section 3.1(b)(i).

"**correspondence**" has the meaning given to that term in Section 18.4.

"**Credit Agreement Documents**" means the Credit Agreement dated as of May 4, 2006 by and among InterOil, as borrower, the lenders party thereto and Merrill Lynch Capital Corporation, as administrative agent and as collateral agent, as amended, and the Loan Documents and the Engagement Letter as therein defined.

"**Default Rate**" means the Prime Rate plus 6.0%.

"**Escrow Account**" means the escrow account established in accordance with the terms of the Escrow Agreement.

"**Escrow Agreement**" means the escrow agreement among MLPLC, InterOil and JPMorgan Chase Bank, National Association, dated as of the Closing Date.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

"**Facilities**" has the meaning given to that term in Section 4.1(f).

"**Fee Letter**" has the meaning given to that term in Section 4.3.

"**Fee Litigation**" means the New York State Supreme Court litigation captioned Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co. v. InterOil Corporation (Index No. 08-602943).

"**ICC Arbitration**" means the International Chamber of Commerce arbitration captioned InterOil LNG Holdings, Inc. and PNG LNG, Inc. v. Merrill Lynch PNG LNG Corp. (Reference No. 15 964/VRO).

"**Indemnified Party**" has the meaning given to that term in Section 15.3.

"**Indemnifying Party**" has the meaning given to that term in Section 15.3.

"**IOC**" means, individually and collectively, InterOil and IOC Holdings, for themselves and on behalf of each other member of their respective Party Group.

"**IOC Common Shares**" means shares of common stock of InterOil.

"**IOC Confidential Information**" has the meaning given to such term in Section 12(a)(ii).

"**IOC Escrow Amount**" has the meaning given to that term in Section 3.1.

"**IOC Filed Documents**" has the meaning given to that term in Section 9.11.

"**IOC Financial Statements**" has the meaning given to that term in Section 9.11.

"**IOC New Shares**" has the meaning given to that term in Section 3.1.

"**IOC New Shares Amount**" has the meaning given to that term in Section 3.1.

"**IOC Parent Company Guarantee**" has the meaning given to that term in Section 4.2(b).

"**IOC Press Release**" has the meaning given to that term in Section 12.

"**IOC Registration Statement**" means the registration statement in respect of the IOC New Shares filed by InterOil with the SEC pursuant to Section 3.1(d) of this Agreement and the Registration Rights Agreement.

"**IOC Registration Statement Effective Date**" means the date on which the IOC Registration Statement is deemed effective by the SEC, following issuance of the receipt by the Ontario Securities Commission in respect of the Canadian Registration Statement.

"**IOC Released Claims**" means any and all claims and causes of action of any nature whatsoever (including claims for losses, damages (actual, consequential, punitive or other), unjust enrichment, attorneys' fees, disgorgement of fees, litigation costs, injunction, declaration, contribution, indemnification or any other type or nature of legal or equitable relief), suits, demands, warranties, debts and charges, whether accrued or not, whether presently known or unknown, whether asserted or unasserted, in law or equity, and whether arising under statute, common law, or otherwise, brought by way of demand, complaint, cross-claim, counterclaim, third-party claim, or otherwise, relating to any communications, trades or other transactions related to IOC Common Shares by any person or entity (whether or not such person or entity is related in any way to any ML Releasee) (other than any trade in breach of Section 7), the Credit Agreement Documents, the PNG Documents or the Project, including but not limited to any claims or counterclaims that were or could have been brought in connection with the State Court Action, the ICC Arbitration, or the Fee Litigation. For the avoidance of doubt, the IOC Released Claims include, but are not limited to, all claims or counterclaims described in any pleadings filed in the State Court Action, the ICC Arbitration, and the Fee Litigation and all claims or counterclaims which could have been asserted in any forum by IOC, or any shareholder of IOC on behalf of IOC, against ML which arise out of, relate to, or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in any pleadings or documents filed in the State Court Action, the ICC Arbitration, or the Fee Litigation. IOC Released Claims shall also include claims that are owned, directly or indirectly, by PNG LNG, Liquid Niugini and LNG Australia to the extent that such claims relate to the Project.

"**IOC Releasees**" means InterOil, IOC Holdings, PNG LNG, Liquid Niugini and LNG Australia as well as their past or present Affiliates, subsidiaries, parents, successors and predecessors, shareholders, officers, directors, agents, employees, attorneys, advisors, insurers, investment

advisors, auditors, accountants, and any person, firm, trust, corporation, officer, director, or other individual or entity in which InterOil, IOC Holdings, PNG LNG, Liquid Niugini or LNG Australia has a controlling interest or which is related to or affiliated with IOC or PNG LNG, and the legal representatives, heirs, successors in interest, or assigns of InterOil, IOC Holdings or PNG LNG, in all instances excluding any ML Releasees that might otherwise be included within the definition of "**IOC Releasees**".

"**Irreparable Breach**" has the meaning given to that term in Section 18.6.

"**Legend Removal Date**" has the meaning given to such term in Section 16.2.

"**LNG Facility**" has the meaning given to that term in Section 14.

"**ML**" means, individually and collectively, MLPLC, MLPFS, Merrill Lynch & Co, Inc., Merrill Lynch Commodities (Europe) Limited, Merrill Lynch Commodities, Inc., ("**Merrill Lynch Commodities**") and Merrill Lynch Capital Corporation, for themselves and on behalf of each other member of their Party Group.

"**ML Confidential Information**" has the meaning given to that term in Section 12(b)(ii).

"**ML Parent Company Guarantee**" has the meaning given to that term in Section 4.2.

"**ML Released Claims**" means any and all claims and causes of action of any nature whatsoever (including claims for losses, damages (actual, consequential, punitive or other), unjust enrichment, attorneys' fees, disgorgement of fees, litigation costs, injunction, declaration, contribution, indemnification or any other type or nature of legal or equitable relief), suits, demands, warranties, debts and charges, whether accrued or not, whether presently known or unknown, whether asserted or unasserted, in law or equity, and whether arising under statute, common law, or otherwise, brought by way of demand, complaint, cross-claim, counterclaim, third-party claim, or otherwise, relating to any communications, trades or other transactions related to IOC Common Shares by any person or entity (whether or not such person or entity is related in any way to any IOC Releasee or PacLNG Releasee), the Credit Agreement Documents, the PNG Documents or the Project, including but not limited to any claims or counterclaims that were or could have been brought in connection with the State Court Action, the ICC Arbitration, or the Fee Litigation. For the avoidance of doubt, the ML Released Claims include, but are not limited to, all claims or counterclaims described in any pleadings filed in the State Court Action, the ICC Arbitration, and the Fee Litigation and all claims or counterclaims which could have been asserted in any forum by ML, or any shareholder of ML on behalf of ML, against IOC or Pac LNG which arise out of, relate to, or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the pleadings or documents filed in the State Court Action, the ICC Arbitration, or the Fee Litigation.

"**ML Releasees**" means ML as well as ML's past or present Affiliates (including but not limited to Merrill Lynch & Co, Inc. and MLPLC), subsidiaries, parents, successors and predecessors, shareholders, officers, directors, agents, employees, attorneys, advisors, insurers, investment

advisors, auditors, accountants, and any person, firm, trust, corporation, officer, director, or other individual or entity in which ML has a controlling interest or which is related to or affiliated with ML, and the legal representatives, heirs, successors in interest, or assigns of ML.

"**MLPLC Shares**" means all of the rights, title and interest in the Class A shares and Class B shares of PNG LNG held by MLPLC and all of the interests in the Class B Shares of PNG LNG held by MLPLC in escrow pursuant to the Shareholders Agreement.

"**MLPLC Transfer**" has the meaning given to that term in the Recitals.

"**PacLNG**" means PacLNG, for itself and on behalf of each other member of its Party Group.

"**PacLNG Cash Amount**" has the meaning given to that term in Section 3.1.

"**PacLNG IOC Shares**" has the meaning given to that term in Section 3.1(c).

"**PacLNG IOC Shares Amount**" has the meaning given to that term in Section 3.1(c).

"**PacLNG Purchase Price**" has the meaning given to that term in Section 3.1(c).

"**PacLNG Registration Statement**" means the Registration Statement on Form F-10 (No. 333-152153) filed by InterOil.

"**PacLNG Released Claims**" means any and all claims and causes of action of any nature whatsoever (including claims for losses, damages (actual, consequential, punitive or other), unjust enrichment, attorneys' fees, disgorgement of fees, litigation costs, injunction, declaration, contribution, indemnification or any other type or nature of legal or equitable relief), suits, demands, warranties, debts and charges, whether accrued or not, whether presently known or unknown, whether asserted or unasserted, in law or equity, and whether arising under statute, common law, or otherwise, brought by way of demand, complaint, cross-claim, counterclaim, third-party claim, or otherwise, relating to any communications, trades or other transactions related to IOC Common Shares by any person or entity (whether or not such person or entity is related in any way to any ML Releasee) (other than any trade in breach of Section 7), the Credit Agreement Documents, the PNG Documents or the Project, including but not limited to any claims or counterclaims that were or could have been brought in connection with the State Court Action, the ICC Arbitration, or the Fee Litigation. For the avoidance of doubt, the PacLNG Released Claims include, but are not limited to, all claims or counterclaims described in any pleadings filed in the State Court Action, the ICC Arbitration, and the Fee Litigation and all claims or counterclaims which could have been asserted in any forum by PacLNG, or any shareholder of PacLNG on behalf of PacLNG, against ML which arise out of, relate to, or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the pleadings or documents filed in the State Court Action, the ICC Arbitration, or the Fee Litigation. PacLNG Released Claims shall also include claims that are owned, directly or indirectly, by PNG LNG to the extent that such claims relate to the Project.

"**PacLNG Releasees**" means PacLNG as well as PacLNG's past or present Affiliates, subsidiaries, parents, successors and predecessors, shareholders, officers, directors, agents, employees, attorneys, advisors, insurers, investment advisors, auditors, accountants, and any person, firm, trust, corporation, officer, director, or other individual or entity in which PacLNG has a controlling interest or which is related to or affiliated with PacLNG, and the legal representatives, heirs, successors in interest, or assigns of PacLNG, in all instances excluding any ML Releasees that might otherwise be included within the definition of "**PacLNG Releasees**".

"**Participate**" has the meaning given to that term in Section 14.

"**Party Group**" means, in respect of each Party, such Party and its Affiliates, and the directors, officers, employees, agents and advisors (including financial advisors, attorneys and accountants) of each Party and its Affiliates.

"**PNG**" means Papua New Guinea.

"**PNG Documents**" means the Share Purchase Agreement, dated as of July 30, 2007, by and among IOC Holdings, PacLNG, MLPLC and PNG LNG, the Shareholders' Agreement, the Letter dated July 30, 2007, from Merrill Lynch Commodities to InterOil and PacLNG, modifying the terms and conditions of Paragraph 7 of the Shareholders' Agreement, and the Escrow Agreement, dated as of July 30, 2007, by and among IOC Holdings, PacLNG, MLPLC, PNG LNG, and Butterfield Bank (Bahamas) Limited.

"**PNG LNG Confidential Information**" has the meaning given to that term in Section 11.1(b).

"**PNG LNG Escrow Agent**" means Butterfield Bank (Bahamas) Limited.

"**PNG LNG Secretary**" means Sarah Lobosky.

"**Press Releases**" has the meaning given to that term in Section 8.1.

"**Prime Rate**" means the rate of interest per annum publicly announced from time to time by JPMorgan Chase & Co as its prime rate in effect at its office at 270 Park Avenue, New York, NY 10017; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"**Project**" means the LNG project being developed in PNG pursuant to the Shareholders' Agreement and related documents.

"**Put Closing**" has the meaning given to that term in Section 3.2(b)(ii).

"**Put Closing Date**" has the meaning given to that term in Section 3.2(b)(ii).

"**Put Notice**" has the meaning given to that term in Section 3.2(b)(ii).

"**Put Right**" has the meaning given to that term in Section 3.2(b)(ii).

"**Put Termination Date**" has the meaning given to that term in Section 3.2(b)(ii).

"**Registration Rights Agreement**" shall mean that certain Registration Rights Agreement, dated as of the date hereof, between IOC and MLPLC in respect of the IOC New Shares.

"**Resignation Letters**" has the meaning given to that term in Section 8.2.

"**Retained IOC New Shares**" has the meaning given to that term in Section 3.2.

"**SEC**" shall mean the U.S. Securities and Exchange Commission.

"**Securities Act**" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

"**Shareholder Confidential Information**" has the meaning given to that term in Section 11.1(b).

"**Shareholders' Agreement**" means the agreement so named dated as of July 30, 2007, amongst IOC Holdings, PacLNG, MLPLC and PNG LNG.

"**Share Purchase Agreement**" means the agreement so named dated as of July 30, 2007, amongst MLPLC, PacLNG, PNG LNG and IOC Holdings.

"**Shortfall Amount**" has the meaning given to that term in Section 3.2.

"**State Court Action**" means the New York State Supreme Court litigation captioned InterOil LNG Holdings, Inc. and PNG LNG, Inc. v. Merrill Lynch PNG LNG Corp. (Index No. 08-603006), including the appeal therefrom pending in the Appellate Division, First Department.

"**Stipulations of Dismissal**" means: (i) the stipulation and order of dismissal in respect of the Fee Litigation; (ii) the stipulations and orders of dismissal in respect of the State Court Action; and (iii) the stipulation of dismissal of claims and counterclaims in respect of the ICC Arbitration, each of which shall be executed as of the Closing Date.

"**Third Party Purchaser**" has the meaning given to that term in Section 3.3(a).

2. CLOSING

The closing of the transactions contemplated under this Agreement (the "**Closing**") shall take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 10 Gresham Street, London EC2V 7JD, on February 27, 2009, or such later date as the Parties may agree (the "**Closing Date**"), subject to all of the conditions precedent set forth in Section 7 having been satisfied in full and having been delivered as of the Closing Date, or at such other location, date and time as may be agreed upon between the Parties.

At the Closing and in accordance with and subject to the terms and conditions of this Agreement:

(a) MLPLC shall deliver to each of IOC Holdings and PacLNG either (i) the stock certificates representing the MLPLC Shares or (ii) irrevocable instructions to the PNG LNG Secretary and the PNG LNG Escrow Agent to effect such delivery.

(b) InterOil shall:

(i) deliver to MLPLC the IOC New Shares in the form of one or more certificates registered in the name of MLPLC; and

(ii) deposit cash in an amount of $1,000,000 into the Escrow Account, to be held in such account in accordance with the terms of the Escrow Agreement.

(c) PacLNG shall deliver to MLPLC:

(i) the PacLNG IOC Shares in either a physical certificate or by an electronic transfer or a combination of the foregoing. To the extent PacLNG delivers a physical certificate, the certificate will either be registered in the name of MLPLC or in the name of the transferor and accompanied by duly executed stock transfer documents; and

(ii) payment of the PacLNG Cash Amount by wire transfer of immediately available funds to such account or accounts as MLPLC shall designate in writing.

3. PURCHASE AND SALE OF SHARES

3.1 Purchase and Sale

Subject to and upon the terms and conditions set forth in this Agreement, on the Closing Date:

(a) MLPLC agrees to:

(i) assign and transfer its rights, title and interest in 50% of the MLPLC Shares to IOC Holdings; and

(ii) assign and transfer its rights, title and interest in 50% of the MLPLC Shares to PacLNG.

(b) InterOil agrees to:

(i) deliver to MLPLC, at the Closing, 652,931 shares (the "**IOC New Shares Amount**") of duly authorized, validly issued, fully paid and nonassessable IOC Common Shares (the "**IOC New Shares**"), the value of each IOC New Share for this purpose being $17.23 (the "**Completion Average Share Price**"); and

(ii) deposit an amount in cash equal to $1,000,000 (the "**IOC Escrow Amount**") into the Escrow Account, to be held in such account in accordance with the terms of the Escrow Agreement.

(c) PacLNG agrees to pay to MLPLC, at the Closing, a total aggregate amount of $11,250,000 (the "**PacLNG Purchase Price**"). The PacLNG Purchase Price shall be comprised as follows:

(i) 594,893 shares (the "**PacLNG IOC Shares Amount**") of common stock of InterOil (the "**PacLNG IOC Shares**") which the Parties agree shall be deemed equal in value to $10,250,000; and

(ii) an amount in cash equal to $1,000,000 (the "**PacLNG Cash Amount**").

(d) On the Closing Date, IOC shall file the IOC Registration Statement and the Canadian Registration Statement in accordance with the Registration Rights Agreement.

(e) On the Closing Date, each of the PacLNG IOC Shares shall be fully registered and immediately transferable, without any restriction under contract or by law, except as expressly set forth herein.

3.2 **Post-Closing Transfers**

(a) If the IOC Registration Statement Effective Date has occurred on or prior to August 28, 2009, then at the close of business in New York on the first Business Day following the IOC Registration Statement Effective Date (the "**Adjustment Calculation Date**"), the value of (x) **[LANGUAGE REDACTED]**, less (y) **[LANGUAGE REDACTED]**, shall be re-calculated by **[LANGUAGE REDACTED]** by **[LANGUAGE REDACTED]**.

(i) If the **[LANGUAGE REDACTED]**:

(A) the difference, **[LANGUAGE REDACTED]** (the "**Shortfall Amount**") shall be paid by InterOil to MLPLC by wire transfer of immediately available funds not later than the day three (3) Business Days after the Adjustment Calculation Date (the "**Adjustment Payment Date**");

(B) the Shortfall Amount shall be paid by InterOil to MLPLC directly out of the Escrow Account in accordance with the terms of the Escrow Agreement and to effect such payment InterOil and MLPLC shall execute joint instructions to the Escrow Agent in the form of Schedule A to the Escrow Agreement;

(C) if the funds in the Escrow Account are insufficient to pay the entire Shortfall Amount, InterOil shall pay MLPLC the balance of the Shortfall Amount on the Adjustment Payment Date by wire transfer of immediately available funds; and

(D) if any amounts remain in the Fund (as defined in the Escrow Agreement) after payment of the Shortfall Amount, the Parties shall execute joint instructions to the Escrow Agent in the form of Schedule B to the Escrow Agreement to return such remaining amounts to InterOil.

(ii) If the **[LANGUAGE REDACTED]** is greater than **[LANGUAGE REDACTED]**:

(A) MLPLC shall deliver to InterOil on the Adjustment Payment Date a number of IOC Common Shares, rounded to the nearest whole share, **[LANGUAGE REDACTED]**; and

(B) InterOil and MLPLC shall execute joint instructions to the Escrow Agent on the Adjustment Payment Date in the form of Schedule C to the Escrow Agreement to return the Fund (as defined in the Escrow Agreement) to InterOil.

(iii) If: (i) at the Adjustment Calculation Date, **[LANGUAGE REDACTED]** any amounts remain in the Fund (as defined in the Escrow Agreement) **[LANGUAGE REDACTED]**, then, in any such case, InterOil and MLPLC shall, on the Adjustment Payment Date, execute joint instructions to the Escrow Agent in the form of Schedule C to the Escrow Agreement to return the Fund (as defined in the Escrow Agreement) to InterOil.

[CERTAIN COMMERICAL AND PRICING INFORMATION HAS BEEN REDACTED AS DISCLOSURE WOULD BE SERIOUSLY PREJUDICIAL TO THE INTERESTS OF INTEROIL]

(b) If the IOC Registration Statement Effective Date has not occurred on or prior to August 28, 2009, then at the close of business in New York on the first Business Day following August 28, 2009 (such Business Day being referred to herein as the "**August Calculation Date**"):

(i) if, as of the close of business on August 28, 2009, MLPLC owns any Retained IOC New Shares, and such Retained IOC New Shares are eligible for sale without restriction pursuant to Rule 144 under the Securities Act on the August Calculation Date, then such Retained IOC New Shares shall be subject to the provisions of Section 3.2(a), and the parties shall comply with their related obligations with respect thereto (including relating to the return of any escrowed amounts), but with references therein to the Adjustment Calculation Date instead referring to the August Calculation Date.

(ii) if, as of the close of business on August 28, 2009, MLPLC owns any Retained IOC New Shares, and such Retained IOC New Shares are not eligible for sale without restriction pursuant to Rule 144 under the Securities Act on the August Calculation Date, then at any time thereafter but not later than September 28, 2009 (the "**Put Termination Date**"), MLPLC shall have the right to require InterOil to purchase (the "**Put Right**") all, but not less than all, of the Retained IOC New Shares then held by MLPLC pursuant to this Agreement, at a price per share equal to the Completion Average Share Price. The Put Right may be exercised by MLPLC by giving a notice (a "**Put Notice**") to InterOil at any time prior to the Put

Termination Date. The closing (the "**Put Closing**") of the purchase under a Put Notice shall take place three (3) Business Days after such Put Notice has been received by InterOil (the "**Put Closing Date**"). Payment of the purchase price in respect of the IOC New Shares purchased shall be made by InterOil to MLPLC on the Put Closing Date, against delivery of such IOC New Shares, directly out of the Escrow Account in accordance with the terms of the Escrow Agreement and to effect such payment InterOil and MLPLC shall execute joint instructions to the Escrow Agent in the form of Schedule A to the Escrow Agreement. If the funds in the Escrow Account are insufficient to pay the entire purchase price in respect of the IOC New Shares purchased, InterOil shall pay MLPLC the balance of such amount on the Put Closing Date by wire transfer of immediately available funds.

(iii) If any amounts remain in the Fund (as defined in the Escrow Agreement) following any post-closing transfer or payment pursuant to clause (i) or (ii) of this Section 3.2(b), then InterOil and MLPLC shall promptly execute joint instructions to the Escrow Agent in the form of Schedule C to the Escrow Agreement to return the Fund (as defined in the Escrow Agreement) to InterOil.

(c) Any sale of IOC Common Shares pursuant to this Section 3.2 shall be without recourse to ML except for representations and warranties to the effect of Section 11.6 hereof.

3.3 **Buyout Right**

At any time and from time to time between the Closing Date and the IOC Registration Statement Effective Date, InterOil shall have the right to purchase (the "**Buyout Right**") from MLPLC such number of IOC New Shares acquired by MLPLC pursuant to this Agreement, less any IOC New Shares disposed of by MLPLC on or prior to receiving the relevant Buyout Notice, as InterOil may specify, at a price per share equal to the Completion Average Share Price.

(a) InterOil may assign its rights under this Section 3.3 to a third party (a "**Third Party Purchaser**"). Any such assignment shall be subject to the relevant provisions of this Agreement. No such assignment shall be effective unless MLPLC receives a notice thereof from InterOil in advance of any Buyout Notice from such a Third Party Purchaser, including names and contact details of individuals authorized to act for such Third Party Purchaser and an acknowledgement of such assignment by such Third Party Purchaser.

(b) The Buyout Right may be exercised by InterOil or a Third Party Purchaser by giving a notice (a "**Buyout Notice**") to MLPLC specifying the number of such IOC Common Shares to be purchased by InterOil or a Third Party Purchaser. The closing (a "**Buyout Closing**") of the purchase under a Buyout Notice shall take place three (3) Business Days after such Buyout Notice has been received by MLPLC (the "**Buyout Closing Date**"). Payment of the purchase price in respect of the IOC Common Shares purchased shall be made by InterOil or a Third Party Purchaser to MLPLC on the Buyout Closing

Date against delivery of the number of IOC Common Shares specified in relevant Buyout Notice.

(c) Any sale of IOC Common Shares pursuant to this Section 3.3 shall be without recourse to ML except for a representation and warranty to the effect of Section 11.6 hereof. ML shall not be deemed to make any representation or warranty with respect to, and the Third Party Purchaser shall release ML from liability in respect of, InterOil, its business, financial condition, prospects or otherwise in connection with any such sale.

(d) The aggregate amount received by MLPLC pursuant to all Buyout Closings shall be referred to as the "**Aggregate Buyout Price**".

(e) Nothing in this Section 3.3 shall in any way limit, or place any restriction on, the ability of MLPLC to otherwise sell, assign, pledge, transfer or otherwise dispose or encumber any of the IOC New Shares, provided that MLPLC shall not sell, or otherwise transfer, any of the IOC New Shares during the first sixty (60) days after the Closing Date.

3.4 **Notice of Disposal of IOC New Shares**

(a) MLPLC shall promptly notify InterOil at such time as it has disposed of, or otherwise transferred, all of the IOC New Shares.

(b) If any amounts remain in the Fund (as defined in the Escrow Agreement) at any time when MLPLC no longer holds IOC New Shares, then InterOil and MLPLC shall promptly execute joint instructions to the Escrow Agent in the form of Schedule C to the Escrow Agreement to return the Fund (as defined in the Escrow Agreement) to InterOil.

4. TERMINATION OF CERTAIN RIGHTS

4.1 **Termination of Rights Regarding the Project**

Effective upon the Closing, all obligations, rights, title and interest of MLPLC in, to and arising under:

(a) the Shareholders Agreement, including any and all agreements, contractual rights, options, licenses or similar rights relating to or described in the Shareholders Agreement;

(b) the Share Purchase Agreement;

(c) PNG LNG;

(d) the Project;

(e) the Phase I and Phase II Facilities described in the Shareholders Agreement (the "**Facilities**"); and

(f) any and all rights of MLPLC to the offtake, marketing and sale of any liquefied natural gas produced by the Facilities and/or to perform any financing or other services of any type or kind or receive any consideration with respect to any of the foregoing,

hereby terminate and lapse, and are hereby released and foregone, notwithstanding any provision to contrary or provision providing for the survival of any such obligation, right, title or interest in the Shareholders Agreement.

4.2 **Termination of the Guarantees**

(a) Subject to and upon the terms and conditions set forth in this Agreement, each of InterOil, IOC Holdings, PacLNG and PNG LNG, as beneficiaries of that certain guarantee issued by ML & Co., Inc. in respect of the obligations of MLPLC under the Shareholders' Agreement (the "**ML Parent Company Guarantee**"), hereby releases ML & Co. from any and all obligations under the ML Parent Company Guarantee.

(b) Subject to and upon the terms and conditions set forth in this Agreement, MLPLC, as beneficiary of that certain guarantee issued by InterOil in respect of the obligations of IOC Holdings under the Shareholders' Agreement (the "**IOC Parent Company Guarantee**"), hereby releases InterOil from any and all obligations under the IOC Parent Company Guarantee.

Effective upon the Closing, the ML Parent Company Guarantee and the IOC Parent Company Guarantee hereby terminate and lapse, and such obligations under the ML Parent Guarantee and the IOC Parent Company Guarantee are hereby released and foregone, notwithstanding any provision to contrary or provision providing for the survival of any such obligations in the Shareholders' Agreement.

4.3 **Termination of Fee Letter**

Effective upon the Closing, all of the past, present and future rights and obligations under, or arising out of, that certain fee letter, by and between IOC and MLPFS, dated May 3, 2006 (the "**Fee Letter**") hereby terminate and lapse, and such obligations under the Fee Letter are hereby released and foregone, notwithstanding any provision to contrary or provision providing for the survival of any such obligations in the Shareholders' Agreement.

5. **MUTUAL RELEASES**

5.1 **Release by IOC**

Effective upon the Closing, IOC hereby absolutely and unconditionally releases and forever discharges, and shall cause each of the IOC Releasees to absolutely and unconditionally release and forever discharge, the ML Releasees from any and all IOC Released Claims that IOC, or the IOC Releasees, directly, indirectly, or in any other capacity ever had, now has or hereafter may have. IOC understands and agrees that the releases given pursuant to this Agreement include claims that are not known or suspected to exist at the time such releases are given. This release shall not apply to (and IOC Released Claims shall not include) claims or proceedings in any forum for enforcement of this Agreement. This Agreement may be pleaded by any ML Releasee as a full and complete defense to any proceeding instituted with respect to any IOC Released Claims.

5.2 **Release by PacLNG**

Effective upon the Closing, PacLNG hereby absolutely and unconditionally releases and forever discharges, and shall cause each of the PacLNG Releasees to absolutely and unconditionally release and forever discharge, the ML Releasees from any and all PacLNG Released Claims that PacLNG, or the PacLNG Releasees, directly, indirectly, or in any other capacity ever had, now has or hereafter may have. PacLNG understands and agrees that the releases given pursuant to this Agreement include claims that are not known or suspected to exist at the time such releases are given. This release shall not apply to (and PacLNG Released Claims shall not include) claims or proceedings in any forum for enforcement of this Agreement. This Agreement may be pleaded by any ML Releasee as a full and complete defense to any proceeding instituted with respect to any PacLNG Released Claims.

5.3 **Release by ML**

Effective upon the Closing, ML hereby absolutely and unconditionally releases and forever discharges, and shall cause each of the ML Releasees to absolutely and unconditionally release and forever discharge, the IOC Releasees and the PacLNG Releasees from any and all ML Released Claims that ML, or the ML Releasees, directly, indirectly, or in any other capacity ever had, now has or hereafter may have. ML understands and agrees that the releases given pursuant to this Agreement include claims that are not known or suspected to exist at the time such releases are given. This release shall not apply to (and ML Released Claims shall not include) claims or proceedings in any forum for enforcement of this Agreement. This Agreement may be pleaded by any IOC Releasee or PacLNG Releasee, as applicable, as a full and complete defense to any proceeding instituted with respect to any ML Released Claims.

5.4 **IOC Covenant not to Sue**

Effective upon the Closing, IOC covenants that it will not commence any action or proceeding, and will ensure that each of the IOC Releasees does not commence any action or proceeding, against any ML Releasee based on or including any IOC Released Claims in any forum and will not assert, and will ensure that each of the IOC Releasees does not assert, any IOC Released Claims in connection with any action or proceeding which may be commenced against IOC.

5.5 **PacLNG Covenant not to Sue**

Effective upon the Closing, PacLNG covenants that it will not commence any action or proceeding, and will ensure that each of the PacLNG Releasees does not commence any action or proceeding, against any ML Releasee based on or including any PacLNG Released Claims in any forum and will not assert, and will ensure that each of the PacLNG Releasees does not assert, any PacLNG Released Claims in connection with any action or proceeding which may be commenced against IOC.

5.6 **ML Covenant not to Sue**

Effective upon the Closing, ML covenants that it will not commence any action or proceeding, and will ensure that each of the ML Releasees does not commence any action or proceeding, against any IOC Releasee or PacLNG Releasee based on or including any ML Released Claims in any forum and will not assert, and will ensure that each of the ML Releasees does not assert,

any ML Released Claims in connection with any action or proceeding which may be commenced against ML.

6. **CURRENT PUBLIC INFORMATION**

As long as MLPLC owns any IOC New Shares, InterOil covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by InterOil after the date hereof pursuant to the Exchange Act. InterOil further covenants that it will take such further action as MLPLC may reasonably request, all to the extent required from time to time, to enable MLPLC to sell the IOC New Shares within the limitation of the exemptions provided by Rule 144 under the Securities Act including, without limitation, by delivering any legal opinion in connection with a transfer of IOC New Shares as provided in Section 16.1; provided that, if InterOil so requests, such holder shall deliver to InterOil a certificate with such customary certifications as InterOil or its transfer agent may reasonably request.

7. **SHORT SALES**

From the Closing Date to the date that is the earlier of (a) the date that is sixty (60) days after the Closing Date and (b) the Adjustment Calculation Date:

(a) MLPLC will not take any action to, and will not direct any Affiliate to, directly or indirectly, effect or facilitate any short sales of any IOC Common Shares, and

(b) MLPLC will not loan or otherwise make available (excluding sales), directly or indirectly, any of the IOC New Shares or PacLNG IOC Shares to any other person; it being understood that any automatic netting (not directed by MLPLC) due to settlements in any clearing accounts shall not be deemed to be a loan or a violation of this provision.

8. **CONDITIONS PRECEDENT**

8.1 **Conditions to the Obligation of ML to Consummate the Closing**

The obligation of MLPLC to consummate the Closing, to deliver the MLPLC Shares to each of IOC Holdings and PacLNG pursuant to this Agreement and to grant the releases and the perform the covenants provided herein is subject to the satisfaction of the following conditions, which shall be satisfied prior to or concurrent with the Closing:

(a) The representations and warranties contained herein of InterOil, IOC Holdings and PacLNG shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b) Each of the Parties shall have executed each of the Stipulations of Dismissal, each of which shall be effective as of the Closing Date.

(c) The Registration Rights Agreement shall have been executed and delivered by InterOil.

(d) The Escrow Agreement shall have been executed and delivered by InterOil and MLPLC shall have received confirmation that the Escrow Amount has been deposited into the Escrow Account.

(e) Each of the IOC Registration Statement and the Canadian Registration Statement shall have been filed by InterOil with the SEC and the Ontario Securities Commission, respectively, as of the Closing Date.

(f) Each of InterOil, IOC Holdings or PacLNG shall have performed all obligations and conditions herein required to be performed or observed by them on or prior to the Closing Date.

(g) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

(h) The issuance and delivery of the IOC New Shares and the PacLNG IOC Shares to MLPLC shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

(i) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing by each of InterOil, IOC Holdings, PacLNG and PNG LNG shall be satisfactory in form and substance to MLPLC, and MLPLC shall have received copies (executed or certified, as may be appropriate) of all documents which MLPLC may have reasonably requested in connection with such transactions.

8.2 **Conditions to the Obligation of InterOil, IOC Holdings and PacLNG to Consummate the Closing**

The obligations of InterOil, IOC Holdings and PacLNG to consummate the Closing and, as appropriate, to issue the IOC New Shares and the PacLNG IOC Shares to MLPLC, to pay the PacLNG Cash Amount, to deposit the IOC Escrow Amount at the Closing and to grant the releases and to perform the covenants provided herein, are subject to the satisfaction of the following conditions which shall be satisfied prior to or concurrent with the Closing:

(a) The representations and warranties contained herein of MLPFS and MLPLC shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

(b) Each of the Parties shall have executed each of the Stipulations of Dismissal, each of which shall be effective as of the Closing Date.

(c) The Registration Rights Agreement shall have been executed and delivered by MLPLC.

(d) The Escrow Agreement shall have been executed and delivered by MLPLC.

(e) All MLPLC appointees will have resigned from the board of directors (and, if applicable, as officers) of each of PNG LNG, Liquid Niugini and LNG Australia by delivering resignation letters, each of which shall be effective as of the Closing Date (the "**Resignation Letters**").

(f) Each of MLPFS and MLPLC shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

(g) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

(h) The transfer of the MLPLC Shares to IOC Holdings and PacLNG shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

(i) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing by MLPLC shall be satisfactory in form and substance to each of InterOil, IOC Holdings and PacLNG, and each of InterOil, IOC Holdings and PacLNG shall have received counterpart originals, or certified or other copies of all documents, including without limitation records of corporate or other proceedings, which it may have reasonably requested in connection therewith.

9. REPRESENTATIONS AND WARRANTIES OF IOC

InterOil and IOC Holdings each hereby represents and warrants to MLPLC as follows:

9.1 Incorporation

(a) InterOil is a corporation duly organized, validly existing and in good standing under the laws of the Yukon Territory, Canada.

(b) IOC Holdings is a corporation duly organized, validly existing and in good standing under the laws of the Bahamas.

9.2 Authority and Enforceability

(a) IOC has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement.

(b) All corporate action on the part of IOC, and their respective officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein has been taken.

(c) When executed and delivered by IOC, this Agreement shall constitute the legal, valid and binding obligation of IOC, enforceable against IOC in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles.

9.3 **Consents**

All consents, approvals, orders and authorizations required on the part of IOC in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein and therein have been obtained and will be effective as of the Closing Date.

9.4 **Absence of Further Requirements**

Except as may be required to be obtained pursuant to the Registration Rights Agreement, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by IOC of its obligations hereunder, in connection with the issuance and transfer of the IOC New Shares hereunder or the consummation of the transactions contemplated by this Agreement.

9.5 **No Conflict**

The execution and delivery of this Agreement by IOC and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under: (i) any provision of the constituent documents of IOC; or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to IOC or its respective properties or assets.

9.6 **Unencumbered Shares**

The IOC New Shares being delivered to MLPLC hereunder are validly issued, fully paid and non–assessable, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

The PacLNG IOC Shares being delivered to MLPLC hereunder are validly issued, fully paid and non-assessable.

9.7 **Exempt from Registration**

Assuming the accuracy of the representations and warranties of MLPFS and MLPLC set forth in this Agreement:

(a) the IOC New Shares being delivered to MLPLC hereunder are exempt from registration under the Securities Act, and all other applicable federal and state securities laws.

(b) the delivery of the IOC New Shares to MLPLC hereunder has been effected in such a manner so as to not be subject to the prospectus and registration requirements of applicable Canadian securities laws.

9.8 **Form of IOC New Shares**

The form and terms of certificates representing the IOC New Shares have been approved by the board of directors of InterOil and comply with the requirements of the Business Corporations Act (Yukon) and the provisions of the constituent documents of IOC.

9.9 **Reporting Issuer**

InterOil is a "reporting issuer" in the provinces of Alberta, British Columbia and Ontario and is not on the list of defaulting reporting issuers maintained pursuant to the securities laws of the provinces of Alberta, British Columbia and Ontario.

9.10 **PacLNG Registration Statement**

Each of the PacLNG IOC Shares is validly issued, fully paid and non-assessable, and immediately transferable, without any restriction or registration requirement under contract or by law. The PacLNG Registration Statement is valid and effective as of the Closing Date.

9.11 **Public Disclosure of Material Information**

IOC has publicly disclosed all material information relating to IOC and its Affiliates and has not failed to disclose any information necessary to make any public statements by IOC, in light of the circumstances under which they were made, not misleading. Since December 31, 2007, IOC has filed all forms, reports, schedules and statements required to be filed by it with the SEC under the Exchange Act or the Securities Act and the securities regulatory authorities in Canada under securities legislation in Canada (all such documents filed on or prior to the date of this Agreement, collectively, the "**IOC Filed Documents**"). The IOC Filed Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the "**IOC Financial Statements**"), at the time filed (in the case of registration statements, solely on the dates of effectiveness) and as of the Closing Date (except to the extent corrected by a Company Filed Document filed prior to the Closing Date): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act and securities legislation in Canada, as the case may be; (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto; (iv) were prepared in accordance with Canadian GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial

position and status of the business of IOC as of the dates thereof and the consolidated results of its operations, shareholders' equity and cash flows for the periods then ended. IOC and its Affiliates are engaged in all material respects only in the business described in the Company Filed Documents, and the Company Filed Documents comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and securities legislation in Canada.

9.12 **NYSE Alternext US**

The common stock of InterOil is listed on the NYSE Alternext US, and there are no proceedings to revoke or suspend such listing. IOC is in compliance with all NYSE Alternext US continued listing standards and has not received any written or oral communications from the Division of Financial Compliance of NYSE Regulation, Inc. indicating that IOC is in danger of falling out of compliance with any NYSE Alternext US continued listing standards.

10. REPRESENTATIONS AND WARRANTIES OF PACLNG

PacLNG hereby represents and warrants to MLPLC as follows:

10.1 **Incorporation**

PacLNG is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands.

10.2 **Authority and Enforceability**

(a) PacLNG has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement.

(b) All corporate action on the part of PacLNG, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein has been taken.

(c) When executed and delivered by PacLNG, this Agreement shall constitute the legal, valid and binding obligation of PacLNG, enforceable against PacLNG in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles.

10.3 **Consents**

All consents, approvals, orders and authorizations required on the part of PacLNG in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein and therein have been obtained and will be effective as of the Closing Date.

10.4 **Absence of Further Requirements**

No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the

performance by PacLNG of its obligations hereunder, in connection with the issuance and transfer of the PacLNG IOC Shares hereunder or the consummation of the transactions contemplated by this Agreement.

10.5 **No Conflict**

The execution and delivery of this Agreement by PacLNG and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under: (i) any provision of the constituent documents of PacLNG; or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to PacLNG or its respective properties or assets.

10.6 **Unencumbered Shares**

The PacLNG IOC Shares being delivered to MLPLC hereunder are legally and beneficially owned by PacLNG and are free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

10.7 **Non-Affiliate Status**

PacLNG is not an "affiliate" of InterOil for purposes of Rule 144 under the Securities Act.

11. **REPRESENTATIONS AND WARRANTIES OF MLPLC AND MLPFS**

MLPLC and MLPFS hereby represent and warrant to each of InterOil, IOC Holdings and PacLNG as follows:

11.1 **Incorporation**

(a) MLPLC is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands.

(b) MLPFS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

11.2 **Authority and Enforceability**

(a) Each of MLPFS and MLPLC has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement.

(b) All action on the part of MLPFS and MLPLC and each of their officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein has been taken.

(c) When executed and delivered, this Agreement will constitute the legal, valid and binding obligation of MLPFS and MLPLC, enforceable against each in accordance with its

terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles.

11.3 **Consents**

All consents, approvals, orders and authorizations required on the part of MLPFS or MLPLC in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and are effective as of the Closing Date.

11.4 **Absence of Further Requirements**

No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by MLPFS or MLPLC of its obligations hereunder or the consummation of the transactions contemplated by this Agreement.

11.5 **No Conflict**

The execution and delivery of this Agreement by MLPFS and MLPLC and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by MLPFS or MLPLC (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under: (i) any provision of the constituent documents of MLPFS or MLPLC; or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to MLPLC or its respective properties or assets.

11.6 **Unencumbered Shares**

The MLPLC Shares being delivered to InterOil and PacLNG hereunder are legally and beneficially owned by MLPLC and are free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, other than pursuant to the Shareholders' Agreement.

11.7 **Access to Information**

MLPLC acknowledges that it has (a) had access to the InterOil's SEC documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from representatives of InterOil regarding the matters described therein.

11.8 **Restricted Shares**

(a) MLPLC understands that the IOC New Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from InterOil in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, MLPLC represents that it is knowledgeable with respect to Rule 144 under the Securities Act.

(b) The IOC New Shares are being acquired for MLPLC's own account, and MLPLC has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States of America or any state; without prejudice, however, to MLPLC's right at all times, subject to this Agreement, to sell or otherwise dispose of all or any part of the IOC New Shares under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, if available, Rule 144 under the Securities Act). If MLPLC should in the future decide to dispose of any of the IOC New Shares, MLPLC understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities law, as then in effect, or pursuant to an exemption therefrom or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being sold, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.

(c) MLPLC understands that there is no government or other insurance covering the IOC New Shares.

(d) InterOil has advised MLPLC that it is relying on an exemption from the requirements to provide MLPLC with a prospectus and to sell the IOC New Shares through a person registered to sell securities under applicable Canadian securities legislation and, as a consequence of acquiring the IOC New Shares pursuant to this exemption, certain protections, rights and remedies provided by applicable Canadian securities legislation, including statutory rights of rescission or damages, will not be available to MLPLC.

11.9 **Nature of Purchaser**

MLPLC is:

(a) (i) an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (ii) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the IOC New Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment; and

(b) not resident in any province or territory of Canada and is an "accredited investor" within the meaning of National Instrument 45-106 – "Prospectus and Registration Raising Exemptions."

12. **CONFIDENTIALITY AND PERMITTED DISCLOSURE**

(a) Except as hereinafter provided, ML agrees that it will:

(i) hold IOC Confidential Information (as defined below) in confidence and will not disclose IOC Confidential Information to any person or entity other than to (A)

such Party's other Party Group members who are directly concerned with the matters referred to in the Shareholders' Agreement or this Agreement or who have a legitimate business need to know such information; (B) another Party or to the members of another Party's Party Group, or (C) attorneys, professional advisors or other representatives of a Party with respect to the business of the PNG LNG who are bound by a comparable confidentiality agreement or who are bound by a duty of non-disclosure of IOC Confidential Information, and

in the case of (a)(i) above, without the prior written consent of the relevant Party with respect to Shareholder Confidential Information, or the board of directors of PNG LNG (by an ordinary board resolution) with respect to PNG LNG Confidential Information.

(ii) "**IOC Confidential Information**" means any data, plans, reports, analyses, proposals or other information: (i) concerning a Party or any of its Affiliates which is provided to or acquired by another Party or a member of its Party Group under or in connection with the Shareholders' Agreement or the activities contemplated thereunder ("**Shareholder Confidential Information**"), or (ii) concerning PNG LNG, any Affiliate, or the Project (including the design, construction, configuration, operation or financing of the Project) ("**PNG LNG Confidential Information**"). IOC Confidential Information includes all written information generated by ML (or any person or entity to whom ML has disclosed IOC Confidential Information) that contains, reflects, or is derived from IOC Confidential Information. The term "**written information**" includes all information recorded or stored in a digital format on electronic, magnetic or optical media.

(iii) IOC Confidential Information does not include: (i) information which was already lawfully in possession of ML (or another member of the Party Group of which ML is a member) at the time it obtained such information hereunder (as evidenced by written records) and was not acquired from any person or entity bound by confidentiality to another Party or any of its Affiliates; (ii) information which becomes publicly available other than as a result of a disclosure in violation of this Agreement; or (iii) information which is independently developed by any Party or a member of its Party Group without the use of any IOC Confidential Information.

(iv) Notwithstanding Section 11.1(a), ML may disclose IOC Confidential Information to the extent required to do so pursuant to applicable law or by valid and binding order of a governmental authority having competent jurisdiction

(b) Except as hereinafter provided, each of IOC, PacLNG, Liquid Niugini and LNG Australia, agrees that it will:

(i) hold ML Confidential Information (as defined below) in confidence and will not disclose ML Confidential Information to any person or entity other than to (A) such Party's other Party Group members who are directly concerned with the

matters referred to in the Shareholders' Agreement or this Agreement or who have a legitimate business need to know such information; (B) another Party or to the members of another Party's Party Group, or (C) attorneys, professional advisors or other representatives of a Party with respect to the business of the PNG LNG who are bound by a comparable confidentiality agreement or who are bound by a duty of non-disclosure of ML Confidential Information, and

in the case of (b)(i) above, without the prior written consent of MLPLC.

(ii) "**ML Confidential Information**" means any Shareholder Confidential Information pertaining to ML, which was provided to or acquired by another Party or a member of its Party Group during the time MLPLC was a party to the Shareholders' Agreement. ML Confidential Information includes all written information generated by IOC (or any person or entity to whom IOC has disclosed ML Confidential Information) that contains, reflects, or is derived from ML Confidential Information. The term "**written information**" includes all information recorded or stored in a digital format on electronic, magnetic or optical media.

(iii) ML Confidential Information does not include: (i) information which was already lawfully in possession of IOC (or another member of the Party Group of which IOC is a member) at the time it obtained such information hereunder (as evidenced by written records) and was not acquired from any person or entity bound by confidentiality to another Party or any of its Affiliates; (ii) information which becomes publicly available other than as a result of a disclosure in violation of this Agreement; or (iii) information which is independently developed by any Party or a member of its Party Group without the use of any ML Confidential Information.

(iv) Notwithstanding Section 11.1(b), IOC may disclose ML Confidential Information to the extent required to do so pursuant to applicable law or by valid and binding order of a governmental authority having competent jurisdiction.

(c) Each Party's obligations under this Section 12 shall terminate on February 28, 2011.

12.1 Permitted Public Statements or Releases

Within one (1) Business Day following the Closing, InterOil shall issue a press release, in the form attached as Schedule 1 hereto or in such other form as the Parties may agree (the "**IOC Press Release**"), in accordance with continuous disclosure obligations applicable to it , and the Parties will consult with each other on a timely basis with respect to the issuance of the IOC Press Release or any joint report, statement or press release with respect to the terms of this Agreement.

However, nothing in this Section 12.1 shall be construed as prior consent by any Party to any joint report, statement or press release issued after the Closing Date.

13. NON-DISPARAGEMENT

Each Party agrees that it shall not, and will (a) cause its Affiliates, and the directors, officers and employees of it and its Affiliates and (b) use commercially reasonable efforts to cause the agents and advisors (including financial advisors, attorneys and accountants) of such Party and its Affiliates, to not, directly or indirectly, disclose, communicate, or publish any disparaging information concerning (i) any other Party, its officers, directors, employees, agents, advisors, counsel, products, services, operations, technology, proprietary or technical information, or software whatsoever, or cause others to disclose, communicate, or publish any disparaging information concerning the same; or (ii) any trading in IOC Common Shares.

Notwithstanding the foregoing, this Section 13 shall not have any impact on the provision of investment research services by employees or Affiliates of ML or the ability of research analysts employed by ML to publish reports referring or relating to IOC or its Affiliates. For the avoidance of doubt, no statement about IOC or its Affiliates by any research analyst employed by ML shall be deemed to violate any provision of this Agreement.

14. NON-COMPETITION

ML agrees that, for a period of one (1) year after the date of this Agreement, it will not Participate in a Competing Project. For purposes of this Section 14, "**Participate**" means: (i) to own, directly or indirectly, an interest in or to have a contractual right to control, invest in or participate in profits from, in each case directly or indirectly, a Competing Project; or (ii) to own, directly or indirectly, an equity ownership interest in or to have a contractual right to control, invest in or participate in profits from, in each case directly or indirectly, a person or entity that owns, or owns an equity ownership interest in, a Competing Project, or operates a Competing Project. "**Competing Project**" means any activity that materially conflicts with any: (i) exploration for or prospecting for or production of oil or gas, from time to time by InterOil or its Affiliates in the area covered by PPLs 236, 237 and 238; or (ii) development by the Project of any liquefied natural gas facility ("**LNG Facility**"), in each case, in Papua New Guinea ("**PNG**"). Notwithstanding the foregoing, any ordinary course business activities of ML in: (X) advising, financing, arranging for, trading in, investing in, or participating, directly or indirectly, in the profits of, any entity which is directly or indirectly participating in a Competing Project and in each case engaging in all ordinary course associated activity in respect thereof; or (Y) owning an interest in PPL 10 in PNG and exploring for, exploiting and processing hydrocarbons therein and engaging in all associated activity in respect thereof, shall not be activities pursuant to which ML would "Participate in a Competing Project" if such activities do not relate to any entity or project whose primary business is: (A) the development of an LNG facility in PNG; or (B) exploration for, prospecting for or production of oil or gas in the area covered by PPLs 236, 237 and 238.

15. INDEMNIFICATION

15.1 Indemnification by PacLNG and IOC

Each of InterOil, IOC Holdings and PacLNG, severally but not jointly, agrees to indemnify MLPLC and its Affiliates from, and hold each of them harmless against, any and all actions,

suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by MLPLC or asserted against or involve MLPLC as a result of, arising out of or in any way related to the breach of any of the representations, warranties or covenants of InterOil, IOC Holdings or PacLNG, as applicable, contained herein.

15.2 **Indemnification by MLPFS and MLPLC**

Each of MLPFS and MLPLC agrees to indemnify each of InterOil, IOC Holdings and PacLNG and their Affiliates, from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to the breach of any of the representations, warranties or covenants of MLPFS and MLPLC contained herein.

15.3 **Indemnification Procedure**

Promptly after any Party seeking reimbursement (the "**Indemnified Party**") has received notice of any indemnifiable claim hereunder or the commencement of any action or proceeding by a third party, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the "**Indemnifying Party**") written notice of such claim or the commencement of such action or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel (such counsel reasonably acceptable to the Indemnified Party), any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party's possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any

defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel with consent of the Indemnifying Party and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless the settlement thereof imposes no liability or obligation on, involves no admission of wrongdoing or malfeasance by, and includes a complete release from liability of, the Indemnified Party.

16. TRANSFERS, LEGENDS ON THE IOC NEW SHARES

16.1 Securities Law Transfer Restrictions

Except as otherwise permitted pursuant to an available exemption from registration under the Securities Act, applicable state securities laws and the applicable provisions of this Agreement, MLPLC shall not sell, assign, pledge, transfer or otherwise dispose or encumber the IOC New Shares being transferred to it hereunder until the earlier of (i) the effective date of the IOC Registration Statement and (ii) August 28, 2009. Any transfer or purported transfer of the IOC New Shares in violation of this Section 16.1 shall be void. InterOil shall not register any transfer of the IOC New Shares in violation of this Section 16.1. InterOil may, and may instruct any transfer agent for InterOil, to place such stop transfer orders as may be required on the transfer books of InterOil in order to ensure compliance with the provisions of this Section 16.1. There shall be no sale, assignment, pledge, transfer or other disposition to a person resident in Canada or subject to securities legislation in Canada prior to June 29, 2009, unless pursuant to a prospectus or registration exemption available under securities legislation in Canada.

Any sale of IOC New Shares occurring pursuant to an available exemption from registration under the Securities Act (other than Rule 144 under the Securities Act) and applicable state securities laws, must be accompanied by an opinion of MLPLC's counsel reasonably satisfactory to InterOil to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws.

In connection with any transfer by a holder of the IOC New Shares in reliance on Rule 144, InterOil shall deliver to InterOil's transfer agent an opinion of counsel to InterOil, in a form reasonably satisfactory to such holder, to the effect that such transfer does not require registration under the Securities Act, provided that, if InterOil so requests, such holder shall

deliver to InterOil a certificate with such customary certifications as InterOil or its transfer agent may reasonably request.

16.2 **Legends**

Each certificate representing the IOC New Shares shall be endorsed with the legends set forth below, and MLPLC covenants that, except to the extent such restrictions are waived by InterOil, it shall not transfer the IOC New Shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SAID ACT AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT."

"UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE JUNE 29, 2009."

InterOil agrees that following the Closing Date, at such time as such legends are no longer required under this Section 16.2, it will, no later than five (5) Business Days following the delivery by any holder of the IOC New Shares and customary certifications as may be requested by InterOil or its transfer agent, to InterOil or InterOil's transfer agent with respect to a request for legend removal from a certificate representing the IOC New Shares, issued with a restrictive legend (the "**Legend Removal Date**"), deliver or cause to be delivered to the holder of such securities a certificate representing such shares that is free from all restrictive and other legends. Certificates for IOC New Shares subject to legend removal hereunder shall be transmitted by the transfer agent of InterOil to the holders thereof by crediting the account of the holder's prime broker with the Depository Trust Company System, or, at the request of such holder, by physical delivery of a stock certificate for such shares.

16.3 **PacLNG IOC Shares**

Nothing in this Section 16 shall in any way limit, or place any restriction on, the ability of MLPLC to sell, assign, pledge, transfer or otherwise dispose of or encumber any of the PacLNG IOC Shares.

17. IMMUNITY

Each Party irrevocably waives all immunity (whether on the basis of sovereignty or otherwise) to which it may be or become entitled in relation to this Agreement and the transactions contemplated hereby, including immunity from jurisdiction, enforcement, prejudgment

proceedings, injunctions and all other legal proceedings and relief, both in respect of itself and its assets, and consents to such proceedings and relief.

18. **MISCELLANEOUS PROVISIONS**

18.1 **Further Assurances**

Each Party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

18.2 **Rights Cumulative**

Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

18.3 **Costs, Fees and Expenses**

The Parties will bear their own costs, fees, and expenses in connection with the resolution of all matters encompassed by this Agreement.

18.4 **Notices**

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as "**correspondence**") required or permitted to be given hereunder shall be sent by courier or telecopy or email or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. Such correspondence shall be effective (a) on actual receipt by the addressee if personally delivered (including delivery against a written receipt by an internationally recognized overnight air courier to the address set forth below), or (b) on transmission (with written confirmation of receipt, whether from the transmitter's machine or otherwise) to the addressee if transmitted by facsimile to the number set forth below during normal business hours of the addressee on a Business Day (or if transmitted outside such hours, as of the opening of business of the addressee on the next Business Day).

(b) All correspondence to InterOil shall be addressed as follows:

InterOil Corporation
25025 I-45 North
The Woodlands, TX 77380
Attn: Corporate Secretary
Tel: (281) 292-1800
Fax: (281) 292-0888

Email: phil.mulacek@interoil.com and mark.laurie@interoil.com

with a copy which shall not constitute notice to:

Haynes and Boone, LLP
1 Houston Center
1221 McKinney, Suite 2100
Houston, TX 77010
Attn: Guy Young/ Bill Nelson
Tel: (713) 547-2084
Fax: (713) 236-5557
Email: bill.nelson@haynesboone.com

and

Haynes and Boone, LLP
1615 L Street NW
Suite 800
Washington, DC 20036
Attn: Arthur A. Cohen, Esq
Tel: (202) 654-4559
Fax: (202) 654-4259
Email: arthur.cohen@haynesboone.com

(c) All correspondence to IOC Holdings shall be addressed as follows:

InterOil LNG Holdings, Inc.
25025 I-45 North
The Woodlands, TX 77380
Attn: Corporate Secretary
Tel: (281) 292-1800
Fax: (281) 292-0888

with a copy which shall not constitute notice to:

Lobosky and Company
Shirley House
50 Shirley Street
Nassau
The Bahamas
Attn: Sarah Lobosky
Tel: (242) 322-2670
Fax: (242)323-8914

(d) All correspondence to MLPFS shall be addressed as follows:

Office of General Counsel
Global Markets & Investment Banking Group
Merrill Lynch Global Commodities, Inc.
20 Greenway Plaza, Suite 950
Houston, TX 77046
United States of America
Attn: Ron Oppenheimer
Tel: +1-713-544-7400
Fax: +1-713-544-5551
Email: ron_oppenheimer@ml.com and will_green@ml.com

with a copy which shall not constitute notice to:

Milbank, Tweed, Hadley & McCloy LLP
10 Gresham Street
London EC2V 7JD
England
Attn: Phillip Fletcher, Esq.
Tel: +44 (0) 207 615 3002
Fax: +44 (0) 207 615 3100
Email: Pfletcher@milbank.com

Barry Burland, Esq
Tel: +44 (0) 207 615 3071
Fax: +44 (0) 207 615 3100
Email: Bburland@milbank.com

(e) All correspondence to MLPLC shall be addressed as follows:

Office of General Counsel
Global Markets & Investment Banking Group
Merrill Lynch Global Commodities, Inc.
20 Greenway Plaza, Suite 950
Houston, TX 77046
United States of America
Attn: Ron Oppenheimer
Tel: +1-713-544-7400
Fax: +1-713-544-5551
Email: ron_oppenheimer@ml.com and will_green@ml.com

with a copy which shall not constitute notice to:

Milbank, Tweed, Hadley & McCloy LLP
10 Gresham Street
London EC2V 7JD
England

Attn: Phillip Fletcher, Esq.
Tel: +44 (0) 207 615 3002
Fax: +44 (0) 207 615 3100
Email: Pfletcher@milbank.com

Barry Burland, Esq
Tel: +44 (0) 207 615 3071
Fax: +44 (0) 207 615 3100
Email: Bburland@milbank.com

(f) All correspondence to PacLNG shall be addressed as follows:

Pacific LNG Operations Ltd.
Gerbergasse 5
P.O. Box 7427, CH-8023
Zurich, Switzerland
Attn: Carlo Civelli
Tel: +41 44 22 6060
Fax: +41 44 22 6010

with a copy which shall not constitute notice to:

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
Attn: David Kaufman
Tel: (212) 468-8237
Fax: (212) 468-7900
Email: dkaufman@mofo.com

(g) All correspondence to PNG LNG shall be addressed as follows:

PNG LNG, Inc.
c/o Lobosky and Company
Shirley House
50 Shirley Street
Nassau
The Bahamas
Attn: Sarah Lobosky
Tel: (242) 322-2670
Fax: (242) 323-8914

(h) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

18.5 **Payments; Default Interest**

Payments due to MLPLC or InterOil, as the case may be, pursuant to any provision of this Agreement shall be made by wire transfer of immediately available funds to such account or accounts as it shall designate in writing to the payor prior to the time of payment.

If a payor, including any Third Party Purchaser, shall fail to make a payment hereunder on the date when due, interest shall accrue on the overdue amount from the due date thereof until paid in full at a rate per annum equal to the Default Rate, such interest to be payable by such payor from time to time on demand by the payee entitled to such payment.

18.6 **Governing Law; Injunctive Relief**

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to any provisions thereof which would apply the law of any other jurisdiction.

(b) Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an "**Irreparable Breach**"). Accordingly, in the event of a threatened or ongoing Irreparable Breach, each party hereto shall be entitled to seek, in any state or federal court in the State of New York, equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or preliminary or permanent injunctive relief (including a temporary restraining order). Such remedies shall not be the parties' exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

18.7 **Pronouns**

All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

18.8 **Captions**

The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

18.9 **Severability**

Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

18.10 **Waiver**

No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or

continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

18.11 **Assignment**

Except as specifically permitted herein, no Party may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the other Parties which may be withheld in their sole and absolute discretion.

18.12 **Counterparts**

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by email delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

18.13 **Entire Agreement**

This Agreement together with the Registration Rights Agreement, and documents referred to in connection herewith and therewith constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by any Party herein or therein. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by all Parties hereto.

18.14 **Interpretation**

Section and Schedule references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. Terms defined in the singular shall have the corresponding meaning when used in the plural and vice versa. The word "including" shall mean "including but not limited to". If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

17.15. **Waiver**

The Parties expressly assume the risk that acts, omissions, matters, causes or things may have occurred that they do not know exist or do not suspect to exist related to or arising out of the matters in dispute, and the Parties hereby waive the terms and provisions of any statute, rule or doctrine of common law which either: (i) narrowly construes releases purporting by their terms to release claims in whole or in part based upon, arising from, or related to such acts, omissions, matters, causes or things; or (ii) which restricts or prohibits releasing such claims.

17.16 **Non Reliance**

In executing this Agreement, the Parties acknowledge that they are not relying on any statement or representation of any other party or their employees, agents, representatives or attorneys regarding the matters in dispute. The Parties, through their authorized representative(s), have read the contents of this Agreement and understand that this Agreement shall operate as a full, complete and final release and settlement of all claims related to matters in dispute.

17.17 **No Admission of Liability**

The Parties recognize that this Agreement has been concluded to avoid any arbitration or other proceeding with respect to any dispute arising under the Shareholders' Agreement or the Credit Agreement Documents. Neither Party admits to any liability or wrongdoing nor does this agreement constitute any evidence or recognition of liability or improper conduct on the part of any Party.

IN WITNESS WHEREOF, the parties hereto have executed this Share Sale and Settlement Agreement under seal as of the day and year first above written.

INTEROIL CORPORATION

By: [*signed*]
Name:
Title:

INTEROIL LNG HOLDINGS, INC.

By: [*signed*]
Name:
Title:

MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED

By: [*signed*]
Name:
Title:

MERRILL LYNCH PNG LNG CORP.

By: [*signed*]
Name:
Title:

FOR SETTLEMENT PURPOSES ONLY

NOT ADMISSIBLE FOR ANY PURPOSE

PACIFIC LNG OPERATIONS LTD.

By: [*signed*]
Name:
Title:

PNG LNG, INC.

By: [*signed*]
Name:
Title:

LIQUID NIUGINI GAS LTD.

By: [*signed*]
Name:
Title:

LNG AUSTRALIA

By: [*signed*]
Name:
Title:

FOR SETTLEMENT PURPOSES ONLY

NOT ADMISSIBLE FOR ANY PURPOSE

Schedule 1

FORM OF IOC PRESS RELEASE

NEWS RELEASE

InterOil

INTEROIL ANNOUNCES ACQUISITION OF MERRILL LYNCH'S INTEREST IN THE LIQUID NIUGINI GAS LNG PROJECT AND SETTLEMENT OF ALL CLAIMS

February 27, 2009 -- InterOil Corporation (IOC:NYSE Alternext US) (IOC:POMSoX) today announced that the Company and Merrill Lynch have settled and agreed to release all of their outstanding claims against each other relating to the joint venture, owned by their affiliates and by Pacific LNG Operations Limited, to construct a natural gas liquefaction plant on a site adjacent to InterOil's refinery in Papua New Guinea.

Under the terms of the settlement agreement, InterOil issued 652,931 common shares and is subject to a post-closing balancing payment, and Pacific LNG made certain cash and stock payments to Merrill Lynch, all of which was in exchange for Merrill Lynch's interest in the joint venture. Merrill Lynch has not retained any ownership in the PNG LNG project.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil's refinery in Port Moresby, Papua New Guinea.

InterOil's common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR SETTLEMENT PURPOSES ONLY

NOT ADMISSIBLE FOR ANY PURPOSE

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@InterOil.com
Cairns Qld, Australia
Phone: +61 7 4046 4600

Cautionary Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release may be considered to contain forward looking statements concerning the Liquid Niugini Gas LNG Project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors and other matters discussed in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007. In particular, approval from the PNG Government is required for the Project and no assurance can be given that such approval will be given or if given, will be on commercially acceptable terms. Completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that the Company will be able to successfully finance or construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that the Company will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.